

July 1, 2010

John Salerno
Chief Executive Officer
iGambit, Inc.
1600 Calebs Path Extension, Suite 114
Hauppauge, New York 11788

> **Re:** **iGambit, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed June 11, 2010**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed June 15, 2010**
> **Quarterly Report on Form 10-Q for the Fiscal Period Ended March 31, 2010**
> **Filed June 17, 2010**
> **File No. 000-53862**

Dear Mr. Salerno:

We have reviewed the amendment to your registration statement and the periodic reports and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your registration statement and periodic reports, and by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and periodic reports and the information you provide in response to these comments, we may have additional comments.

General

1. We note the acknowledgements made by your counsel on your behalf at the conclusion of counsel's letter to us dated June 11, 2010. Notwithstanding these acknowledgements, we still require a letter from you, on company letterhead and executed by a duly authorized officer, acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 1 to Registration Statement on Form 10

2. Please apply all comments relating to the Form 10 to your Form 10-K for the fiscal year ended December 31, 2009, filed on June 15, 2010, and your Form 10-Q for the fiscal period ended March 31, 2010, filed on June 17, 2010, as applicable.

3. We note your response to comment two in our letter dated January 28, 2010. Please revise your disclosure to describe the following:

  - The steps taken by management to increase revenue share payments and "leverage its business experience and knowledge through other opportunities in the technology market" since the sale of your online business in February 2006.
  - The manner in which management is "working to expand the operations of [your] subsidiary and is seeking other synergistic opportunities."
  - The components of your business plan in greater detail.

Item 1. Business, page 3

Our Company, page 5

Our Partner Company – Gotham Photo Company, page 7

Products and Services, page 7

4. We note your response to comment seven in our letter dated January 28, 2010. Please revise your disclosure to indicate generally the portion of your clients that take advantage of EXPO on a per unit basis, as an add-on to photography services or on a subscription basis.

5. We note your statement that you have "large 'master accounts' with large firms such as Prudential Douglas Elliman and Halstead." If applicable, please discuss your dependence on a single customer or a few customers, the loss of any one or more of which would have a material adverse effect on your business. Refer to Item 101(c)(vii) of Regulation S-K. Also if applicable, please consider whether risk factor

disclosure or disclosure under Item 601(b)(10)(ii)(B) of Regulation S-K is appropriate with respect to this issue.

Competitive Comparison, page 7

6. We note your response to comment eight in our letter dated January 28, 2010. Please furnish us with support for the statement made in the last sentence of this section that a majority of your competitors "either don't seem to employ similar measures in their full screen product offerings or do so on a more limited basis," or label such statement as the opinion of management.

7. In addition, we note that you deleted your discussion of Team5. However, Team5 continues to be featured on your website as one of the two companies in your portfolio. Please tell us why it is appropriate for you to exclude disclosure regarding Team5 when it appears to be one of your two primary technologies or holdings.

Item 1A. Risk Factors, page 8

8. We note your response to comment 11 in our letter dated January 28, 2010. However, it appears as though you have not made the requested change to your disclosure. Accordingly, we re-issue that comment.

Item 2. Financial Information, page 12

Year Ended December 31, 2009 as Compared to Year Ended December 31, 2008

9. The fiscal 2009 general and administrative expenses disclosed in your discussion total $617,898 while total fiscal 2009 general and administrative expenses were $861,512. Please discuss the remaining fiscal 2009 general and administrative expenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

10. Please expand your disclosure to discuss the causes for any material changes in your results of operations from period to period.

Liquidity and Capital Resources, page 15

11. We note your response to comment 16 in our letter dated January 28, 2010 and reissue a portion of our comment. Please provide a discussion and analysis of your cash flows from operating, investing and financing activities for the periods covered by the financial statements. This discussion and analysis of liquidity should focus on material changes in operating, investing and financing cash flows, as depicted in the statement of cash flows, and the reasons underlying those changes. Please refer to the

Instructions to Item 303(A) of Regulation S-K and SEC Release 33-8350 for guidance on this matter.

Item 5. Directors and Executive Officers, page 16

12. We note your response to comment 17 in our letter dated January 28, 2010, as well as your revised disclosure that Mr. Dempster currently is the Chairman of Tran-Leisure Corp. Please revise your disclosure to state the date from which Mr. Dempster has served in this capacity. Please also revise your disclosure to state briefly the type of business in which each of Interpharm Holdings, Inc. and Authentidate Holding Corp. is engaged. In addition, please revise your disclosure to identify the SPAC of which Mr. Waters was the CFO. Finally, please disclose Mr. Waters' employment since 2008 or confirm to us that there is no such employment information to disclose.

13. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve in such capacity. Refer to Item 401(e)(1) of Regulation S-K.

14. Please describe the board leadership structure, and disclose the board's role in risk oversight. Refer to Item 407(h) of Regulation S-K.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 21

15. We note your response to comment 21 in our letter dated January 28, 2010, which indicates that you issued warrants to purchase 2,310,000 shares of common stock to two consultants. However, your disclosure in this section indicates that you issued these warrants to five consultants. Please revise or advise. In addition, please also disclose the issuance of these warrants in Item 10 of your filing.

Item 10. Recent Sales of Unregistered Securities, page 22

16. We note your response to comment 22 in our letter dated January 28, 2010. For each issuance of securities, please ensure that you disclose all of the information required by Item 701 of Regulation S-K, including the names or class of persons to whom the securities were sold, the offering price of the securities or, if issued otherwise than for cash, the nature of the transaction and the nature and aggregate amount of consideration received by the registrant, and the terms, fair values and reason for issuance of any options and warrants. In addition, please either confirm that the issuances of options and common stock to Mr. Salerno and Ms. Luqman in 2007 were made more than three years ago or disclose them here.

Item 15. Financial Statements and Exhibits, page 24

17. We reviewed your response to comment 23 in our letter dated January 28, 2010. The test set forth in Rule 8-04(b)(3) of Regulation S-X is applicable to your fact pattern. Please note that it is the Staff's position that if the registrant and/or the acquired business reported a pretax loss, the absolute value should be used when calculating significance. Please provide us with the significance test performed pursuant to this Rule. To the extent applicable, please amend to include the Jekyll Island Ventures, Inc. financial statements and pro forma financial information required by Rule 8-04 and 8-05 of Regulation S-X.

Report of Independent Registered Public Accountant, page F-1

18. In future audit reports, please have your auditor revise the first sentence in the second paragraph of the audit report to state that the audit was conducted in accordance with *the* standards of the Public Company Accounting Oversight Board. Refer to PCAOB Auditing Standard No. 1.

Annual Financial Statements, page F-2

Consolidated Statements of Cash Flows, page F-5

19. Please explain why "Assets of acquired business" are presented as an adjustment to reconcile net income to net cash provided by operating activities since such adjustment would appear to represent a non-cash investing activity and such adjustment had no impact on net income.

20. Please explain to us the nature of the net cash provided by discontinued operating activities and tell us why your presentation complies with FASB ASC 230.

Notes to Consolidated Financial Statements, page F-6

21. Please note that the FASB Accounting Standards Codification became effective for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise any references to accounting standards, such as SFAS 123(R) and SFAS 109, accordingly.

Note 1. Organization and Basis of Presentation, page F-6
Business Acquisition, page F-6

22. Please explain in detail how your accounting for the purchase of Jekyll Island Ventures, Inc. complies with FASB ASC 805. Please include reference to the specific authoritative literature relied upon. Also explain how you determined the fair value of the common shares and options issued. If you used the common stock price

as of the date of the last sale of common stock, please tell us the date of the last sale of common stock and explain why such sale represents the best estimate of the common stock fair value considering business activities subsequent to such sale.

23. To the extent you revise your financial statements in response to the comment directly above, please reconsider the disclosure requirements in FASB ASC 805.

24. Please present the pro forma statements of operations through December 31, 2009 and December 31, 2008. Refer to FASB ASC 805-10-50-2h. To the extent you revise your purchase accounting as a result of the comment above, please also reconsider the need or appropriateness of your pro forma adjustments.

Note 2 – Discontinued Operations, page F-8
Restricted Cash, page F-9

25. We reviewed your response to comment 27 in our letter dated January 28, 2010. Please tell us when the cash received for the quarterly contingency payments which is placed in an escrow account to hold funds for contingent liabilities is recognized as income from discontinued operations referencing the authoritative GAAP literature that supports the timing of the income recognition. In addition, please explain the nature of the contingent liabilities for which the escrowed amounts can be applied. Also explain the relationship between the escrowed amounts and the prepaid contingency activity discussed under the Prepaid Contingency subheading of Note 2.

Note 3. Summary of Significant Accounting Policies, page F-10
Accounts Receivable, page F-10

26. Please tell us if the $65,000 bad debt charge relates to a receivable balance from Digi-Data Corporation or sales from the fourth quarter of 2009 and how the bad debt charge is presented in your consolidated statements of income and cash flows.

Note 5. Stock Based Compensation, page F-12

27. We reviewed your response to comment 35 in our letter dated January 28, 2010 and we understand that you use the price per share of the last sale of common stock as the per share fair value in the Black-Scholes pricing model. Please tell us the date of the last sale of common stock used to value each stock option and warrant grant and explain why such sale represents the best estimate of the common stock fair value considering business activities subsequent to such sale.

28. Please explain why using the historical stock volatility of your common stock as a basis for your volatility assumptions provides a reasonable expected volatility of your share price. Also explain your consideration of using a calculated value. Refer to FASB ASC 718-10-30-20.

29. We reviewed your response to comment 35 in our letter dated January 28, 2010. It appears that the measurement dates used for the warrants granted to the securities broker firm and securities law firm were the issuance dates of May 26, 2009 and June 1, 2009. If not, please advise. If so, please explain why such measurement dates comply with FASB ASC 505-50-30-11 and 505-50-30-12 discussing the sufficiently large disincentives for nonperformance that support a performance commitment on the issuance date.

Note 7. Income Taxes, page F-14

30. Please describe to us the nature of the discontinued operations deferred tax expenses and explain why you have not disclosed any deferred tax liabilities from discontinued operations in accordance with FASB ASC 740-10-50-6.

31. We reviewed your revised disclosures in response to comment 27 in our letter dated January 28, 2010. The reported amount of income tax expense attributable to continuing operations for fiscal 2009 and 2008 does not appear to be 39.5% of the loss from continuing operations before income tax benefit. Please revise your reconciliation or advise. Refer to FASB ASC 740-10-50-12. Please also tell why your intraperiod tax allocation complies with FASB ASC 740-20-45.

Exhibits

32. We note your response to comment 43 in our letter dated January 28, 2010. However, it continues to appear as though you have not filed all exhibits, attachments and schedules to the material agreements that you have filed as exhibits. As examples only, we note that you have not filed the exhibits to the Newbridge Consulting Agreement listed as Exhibit 10.2 in your exhibit index or to the Employment Agreement listed as Exhibit 10.3 in your exhibit index. Accordingly, we re-issue that comment. In addition, with respect to Exhibits 2.1 and 2.2, please include an agreement to furnish us with any omitted schedule or exhibit upon request. Refer to Item 601(b)(2) of Regulation S-K.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

33. Please provide the disclosure required by Item 407(e)(4) and (e)(5) of Regulation S-K.

Item 9A(T). Controls and Procedures, page 14

34. We note your statement that you "believe that, as of December 31, 2009, [y]our internal control over financial reporting is effective." It does not appear that you have

John Salerno
iGambit, Inc.
July 1, 2010
Page 8

> reached a <u>conclusion</u> that these internal controls over financial reporting are effective. Please revise future filings to address your conclusions regarding the effectiveness of your internal control over financial reporting.

<u>Item 10. Directors, Executive Officers and Corporate Governance, page 16</u>

<u>Code of Ethics, page 17</u>

35. Please disclose why you have not adopted a Code of Ethics that applies to your principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Refer to Item 406 of Regulation S-K.

<u>Item 11. Executive Compensation, page 17</u>

36. Please provide the disclosure required by Item 402(r) of Regulation S-K.

<u>Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 18</u>

37. Please explain the differences between the tables setting forth information with respect to your equity compensation plans in your Form 10 and Form 10-K, or revise as appropriate.

<u>Signatures, page 22</u>

38. Please revise your signature page to include the signature of your chief accounting officer. Refer to Form 10-K.

<u>Form 10-Q for the Fiscal Period Ended March 31, 2010</u>

39. Please revise the certifications filed as Exhibit 31.1 and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K. Specifically, please include the parenthetical appearing in Section 4(d) of the certifications.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joel D. Mayersohn, Esq.
        Via Facsimile